EXHIBIT 99.7

PRESS RELEASE

The Board of Directors of TotalEnergies is promoting dialogue with its shareholders by inviting those that proposed

a draft resolution to express their views

at the Annual Shareholders’ Meeting of 25 May 2022

Paris, April 27 2022 – TotalEnergies’ Board of Directors decided not to include the draft shareholder resolution in the agenda of the next Annual Shareholders’ Meeting as it contravenes French legal rules setting the prerogatives of the Company's governance bodies, but supports the dialogue with its shareholders by inviting those supporting the proposed resolution to express their views either through a written question or a verbal question which will be addressed as a matter of priority.

The Board observed that the draft resolution proposed by MN and a group of 10 shareholders was not admissible notably because it encroaches on the public policy competence of the Board of Directors to define the Company’s strategy. The Board can therefore not accept it. Under cover of extending the transparency of the information to be provided in the management report, the proposed resolution would in fact amount to an obligation to frame the strategy "to align its activities with the objectives of the Paris Agreement" and to (i) set reduction targets in absolute terms (...) of direct or indirect greenhouse gas emissions (...) and (ii) the means implemented by the Company to achieve these targets" while the definition of strategy is the prerogative of the Board of Directors. The Board emphasises that it fully exercises its powers with regard to the definition of the Company's orientations in the field of energy transition and that these orientations are the subject of an extensive shareholder dialogue.

It is therefore proposed that shareholders, through an advisory vote at the next Shareholders Meeting, to express their opinion on the Sustainability & Climate - Progress Report 2022, in which TotalEnergies reports on the implementation of the strategy and the progress made in 2021 with regard to the climate objectives for 2030 and also completes the Company's ambition in this area.

Furthermore, in preparation for the Annual Shareholders Meeting and following constructive discussions with a number of shareholders, the Company has made new commitments as part of its principle of transparency. Thus, to enable investors to assess the Company's energy transition strategy, the Sustainability & Climate report which will be published each year will present the Company's strategy in terms of energy transition and its implementation, and will contain in particular:

i.      The absolute and relative reduction targets for greenhouse gas (GHG) emissions on Scope 1, 2, 3 in the short (2025) and medium (2030) term, covering all activities.

ii.      The evolution of the energy mix and targeted production volumes for these time frames.

iii.     Short- and medium-term investment plans broken down by sector and by orientation between maintenance and growth of the Company's assets.

iv.     The potential contribution of captured GHG emissions to achieving the Company's GHG emission reduction targets.

v.      The works carried out by the Company with third parties to assess the relevance of these targets with regard to the implementation of the Paris Agreement.

In order to promote dialogue with shareholders at the next Shareholders’ Meeting, and in line with its decision not to include this proposed resolution on the agenda for legal reasons, the Board invites those shareholders supporting the proposed resolution to express their views either through a written question or a verbal question which will be addressed as a matter of priority at the AGM.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).